SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT 0F 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

COMMISSION FILE NUMBER 0-9924

PROTECTIVE LIFE CORPORATION

401(k) AND STOCK OWNERSHIP PLAN

Protective Life Corporation (Issuer)

2801 Highway 280 South

Birmingham, Alabama 35223

(205) 268-1000

Financial Statements and Exhibits

		Sequentially Numbered Page(s)
(a)	Financial Statements

	Report of Independent Registered Public Accounting Firm	3
	(i) Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	4
	(ii) Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	5
	(iii) Notes to Financial Statements December 31, 2012 and 2011	6-13

(b)	Supplemental Schedule

	I. Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2012	15

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(c)	Exhibits

	23 Consent of PricewaterhouseCoopers LLP	1

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Protective Life Corporation 401(k) and Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Protective Life Corporation 401(k) and Stock Ownership Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) at December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PRICEWATERHOUSECOOPERS LLP

Birmingham, Alabama

June 25, 2013

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2012	2011
Assets
Investments, at fair value (Notes 3 and 8):
Protective Life Corporation common stock	$49,272,779	$43,572,119
Mutual funds	113,336,676	93,838,465
Collective trust fund	24,679,252	24,310,574
Total investments, at fair value	187,288,707	161,721,158

Notes receivable from participants	5,456,741	5,043,834
Total assets	192,745,448	166,764,992
Liabilities
Accrued expenses and other liabilities	41,659	38,033
Total liabilities	41,659	38,033
Net assets available for benefits at fair value	192,703,789	166,726,959
Adjustment from fair value to contract value for investment in fully benefit-responsive contract	(668,766)	(588,827)
Net assets available for benefits	$192,035,023	$166,138,132

The accompanying notes are an integral part of these financial statements.

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For The Year Ended
December 31, 2012
Additions
Contributions
Participant contributions	$10,621,136
Rollovers	957,795
Employer contributions	5,878,910
Total contributions	17,457,841
Investment income
Dividends	4,049,630
Net appreciation/(depreciation) in the fair value of investments (Note 3)	24,148,769
Total investment income	28,198,399
Interest income	219,851
Total additions	45,876,091
Deductions
Benefits paid to participants	19,798,304
Administrative fees	180,896
Total deductions	19,979,200
Net increase	25,896,891
Net assets available for benefits
Beginning of year	166,138,132
End of year	$192,035,023

The accompanying notes are an integral part of these financial statements.

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Protective Life Corporation 401(k) and Stock Ownership Plan (the “Plan”) are maintained on the accrual basis of accounting and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).  Protective Life Corporation, the sponsor of the Plan, is also referred to as the “Employer” or the “Company”.

Investment Valuation and Income Recognition

The mutual funds and common stock investments are carried at fair value based on quoted market prices.

Quoted market prices are based on the last reported sales price on the last business day of the Plan year as reported by the principal securities exchange on which the security is traded.

Units in the collective trust fund are valued at the unit value, as reported by the trustee of the collective trust fund on each valuation date.  The collective trust fund invests in investment contracts which are required to be reported at fair value if held by a defined-contribution plan.  However, contract value is considered the relevant accounting measurement because it is the amount participants in the fund will receive when they initiate permitted transactions under the terms of the underlying plan.  In accordance with GAAP, the statements of net assets available for benefits present the fair value of the investment in the collective trust fund as well as an adjustment of the investment in the collective trust fund from fair value to contract value.  The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of investments are reflected as of the trade date. Interest income is recorded when earned.

Dividend income is recorded on the ex-dividend date, for the underlying investments.

The Plan presents, in the statement of changes in net assets available for benefits, the net change in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at the unpaid principal balance plus any accrued but unpaid interest.  As of December 31, 2012 and 2011, no reserves for uncollectible receivables have been recorded by the Plan.

Payment of Benefits

Benefits paid to participants are recorded when paid. As of December 31, 2012, $56,521 was allocated to accounts of participants who had elected to withdraw from the Plan but to whom disbursement of funds from the Plan had not yet been made.  As of December 31, 2011, $7,225 was allocated to accounts of participants who had elected to withdraw from the Plan but to whom disbursement of funds from the Plan had not yet been made.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of net assets available for benefits and the changes therein for the periods presented.  Actual results could differ from those estimates.

Accounting Pronouncements Recently Adopted

In May 2011, the FASB issued Update No. 2011-04 — Fair Value Measurement (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.  The FASB issued this

Update as part of their convergence efforts with the International Accounting Standards Board (“IASB”) to achieve a global standard for fair value measurement and disclosures.  The amendments in this Update change the wording used to describe many of the requirements in U.S. GAAP for fair value measurements and disclosures but are not intended to change the application of the requirements of Topic 820, Fair Value Measurements and Disclosures.  The Plan adopted the provisions of this Update for the period ended December 31, 2012.  The Plan has included the required disclosures herein.

2.  PLAN DESCRIPTION

Protective Life Corporation shareowners approved the Plan to provide retirement benefits for eligible employees of the Employer. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participation in the Plan is available to all eligible employees of the Employer, as defined in the Plan document.

The assets of the Plan are held and invested by Fidelity Management Trust Company (the “Trustee”) who serves as the Trustee of the Plan.  Accordingly, all investment transactions with the Trustee qualify as party-in-interest transactions. The Trustee or its affiliates also provides recordkeeping services for the Plan.

In general, full-time and part-time employees of Protective Life Corporation and its participating subsidiaries who are listed in and paid through the Company’s payroll system, may enroll in the Plan as soon as administratively practicable after their date of hire. Independent contractors, employees who work for the Company through a third-party agency (such as a contracting services firm or a temporary agency) and union members (unless the collective bargaining agreement provides for participation in the Plan) are not eligible to participate.

Protective Life Corporation matches employees’ pre-tax and/or Roth contributions dollar-for-dollar on the first 4% of eligible pay contributed to the Plan.  The Employer provides cash matching for participant contributions to the Plan. These cash matching contributions are invested according to the participants’ investment elections for their pre-tax and/or Roth contributions.

Participants’ Accounts/Benefits

An account is maintained for each participant in the Plan. The accounts are credited with the participants’ pre-tax, Roth and rollover contributions, Employer matching contributions, and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances.  Participants’ vested account balances represent the benefits available to the participants upon retirement, disability, death, termination of service, or upon reaching the age of 59 ½ years.

A participant may elect to receive a lump-sum distribution equal to the vested balance of his/her account or may leave it in the Plan if the vested balance is $1,000 or more. However, benefit payments must commence no later than April 1 following the year the participant reaches age 70½. Investment of a participant’s account in Employer common stock shall be distributed in the form of a lump-sum distribution of either Employer common stock or cash as the participant (or beneficiary) elects.

Contributions

The Plan is funded by pre-tax and designated Roth participant contributions, not to exceed $17,000 in 2012 (plus certain “catch-up contributions” for eligible participants), employee rollover contributions, and Employer matching contributions. Participant contributions cannot exceed 25% of total eligible employee compensation. Participant contributions made on a pre-tax basis qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (“IRC”).

The Employer matches 100% of participant contributions up to a maximum of 4% of eligible employee compensation deposited to the Plan during the year.

Participating employees elect to authorize the Employer to withhold amounts from their salary and deposit the amounts, in varying percentages, into various investment options maintained in the participant accounts held and offered by the Plan.  As of December 31, 2012, the Plan offered thirteen mutual funds and one collective trust fund, as well as Employer common stock, as investment options.  All Employer matching contributions are made in cash and are invested according to the participants’ elections.

Participant pre-tax contributions and Employer matching contributions, and earnings thereon, are not subject to Federal income tax until the funds are disbursed from the Plan. Roth contributions are subject to Federal income tax when made to the Plan, but are not subject to taxation thereafter; earnings on Roth contributions are not subject to Federal income tax when distributed from the Plan if paid as part of a “qualified distribution” under the IRC.

All participant contributions, rollover contributions, and Employer matching contributions are fully vested at all times.

Notes Receivable from Participants

Provisions of the Plan allow participants to obtain loans based on their vested account balance. Loans may be made only from the employee contributed portion of a participant’s individual account balance, including earnings thereon.  Personal loans are made for terms of twelve to sixty months at a rate of interest equal to the prime rate plus 1%. Loans to acquire a principal residence are made for terms up to 15 years. Interest earned on the loans is reinvested in the Plan. Interest rates on outstanding participant loans ranged from 4.25% to 10.50% as of December 31, 2012 and 2011.

Administrative Expenses

Administrative expenses for the Plan are paid by the Employer, except for brokerage commissions paid on Employer stock transactions, investment management fees, fees for certain specific types of transactions, and administrative participant fees through the Plan’s fee sharing arrangement.  Commissions paid on Employer stock transactions are reflected in the financial statements of the Plan as either a reduction of participant contributions or reduction of proceeds on sales.  Investment management fees for 2012 were $4,799, as reflected in the statement of changes in net assets available for benefits.  Transaction fees paid by the Plan for 2012 were $71,028, as reflected in the statement of changes in net assets available for benefits. These transaction fees are collected from the accounts of the individual participants for whom the specific transactions are executed.  Beginning in 2010, the Plan implemented a fee sharing arrangement where Plan participants share a portion of the administrative fees.  Administrative participant fees paid by the Plan for 2012 were $105,069 and are reflected in the statement of changes in net assets available for benefits.  These fees are collected from participant accounts each quarter based on the participant’s status.

3.  INVESTMENTS

Investment information as of December 31, 2012 and 2011 is as follows:

	Fair Value
	2012	2011
Protective Life Corporation common stock	$49,272,779	$43,572,119
Mutual Funds
Columbia Mid Cap Index Fund	11,233,894	9,618,108
Columbia Large Cap Index Fund	—	12,473,454
Dodge & Cox International Stock Fund	11,698,068	9,113,312
Dodge & Cox Stock Fund	18,436,885	14,999,870
Legg Mason Batterymarch Emerging Markets Fund	1,126,377	717,355
Neuberger Berman Genesis Trust	15,648,724	14,614,708
PIMCO Real Return Fund	4,408,954	3,482,799
Spartan 500 Index Fund	14,487,232	—
T. Rowe Price Growth Stock Fund	15,089,112	12,563,708
T. Rowe Price Retirement 2015 Fund	3,263,493	2,465,216
T. Rowe Price Retirement 2025 Fund	5,392,003	3,877,020
T. Rowe Price Retirement 2035 Fund	3,267,995	2,342,463
T. Rowe Price Retirement 2045 Fund	2,841,702	1,696,834
Vanguard Total Bond Market Index Fund	6,442,237	5,873,618
Total mutual funds	113,336,676	93,838,465
Collective Trust Fund
Fidelity Managed Income Portfolio II Class 1	24,679,252	24,310,574

Total investments at fair value	$187,288,707	$161,721,158

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Mutual funds
Index funds	$2,836,958
Bond funds	212,356
Growth funds	6,151,955
Balanced funds	1,494,325
International funds	1,786,809
Total mutual funds	12,482,403
Collective trust fund	322,921
Protective Life Corporation common stock	11,343,445
$24,148,769

The following is a summary of assets held in excess of 5% of the Plan’s net assets available for benefits as of December 31, 2012 and 2011:

	2012	2011
Protective Life Corporation common stock
(1,723,237 and 1,928,465 shares, respectively)	$49,272,779	$43,572,119
Columbia Mid Cap Index Fund	11,233,894	9,618,108
Columbia Large Cap Index Fund	—	12,473,454
Dodge & Cox International Stock Fund	11,698,068	9,113,312
Dodge & Cox Stock Fund	18,436,885	14,999,870
Neuberger Berman Genesis Trust	15,648,724	14,614,708
Fidelity Spartan 500 Index Fund	14,487,232	—
T. Rowe Price Growth Stock Fund	15,089,112	12,563,708
Fidelity Managed Income Portfolio II Class 1, at contract value	24,010,486	23,721,747

4.  INCOME TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”) dated April 4, 2008, related to the Plan Document.  In January 2012, the Plan filed for a new determination letter but has not yet received a response from the IRS.

The Plan’s administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore, the Plan, including amendments, continues to qualify under Section 401(a) and the related trust continues to be considered tax-exempt as of December 31, 2012 and 2011. Therefore, no provision for income taxes is included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2003, based on applicable IRS statutes.

5.  TERMINATION PRIORITIES

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event the Plan is terminated, the amount of each participant’s account balance becomes fully vested and shall not thereafter be subject to forfeiture. Any assets not required to be distributed to participants will be returned to the Employer.

6.  RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, mutual funds, collective trust funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances, the amounts reported in the statements of net assets available for benefits, and the amounts reported in the statement of changes in net assets available for benefits.

7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2012	2011
Net assets available for benefits per the financial statements	$192,035,023	$166,138,132
Amounts allocated to withdrawing participants	(56,521)	(7,225)
Fair value adjustment	668,766	588,827
Net assets available for benefits per Form 5500	$192,647,268	$166,719,734

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500:

For The Year Ended
December 31, 2012
Net increase per the financial statements	$25,896,891
Change in adjustment from contract value to fair value for investment in fully benefit-responsive contract	79,939
Change in amounts allocated to withdrawing participants	(49,296)
Net increase per Form 5500	$25,927,534

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

For The Year Ended
December 31, 2012
Benefits paid to participants per the financial statements	$19,798,304
Add: Amounts allocated to withdrawing participants at December 31, 2012	56,521
Less: Amounts allocated to withdrawing participants at December 31, 2011	(7,225)
Benefits paid per Form 5500	$19,847,600

8.  FAIR VALUE MEASUREMENTS

The Fair Value Measurements and Disclosures Topic of the Codification provides a definition of fair value that focuses on an exit price rather than an entry price, establishes a framework for measuring fair value which emphasizes that fair value is a market-based measurement and not an entity-specific measurement, and requires expanded disclosures about fair value measurements. In accordance with the Fair Value Measurements and Disclosures Topic, the Plan may use valuation techniques consistent with the market, income, and cost approaches to measure fair value.

To increase consistency and comparability in fair value measurement and related disclosures, the Plan utilizes the fair value hierarchy required by the Fair Value Measurements and Disclosures Topic which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•                  Level 1 — Quoted prices in active markets for identical debt and equity securities.

•                  Level 2 — Prices determined using other significant observable inputs that other market participants would use in pricing a security, including quoted prices for similar securities.

•                  Level 3 — Prices determined using significant unobservable inputs. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.

There have been no changes in the valuation methodologies used at December 31, 2012 and 2011 to value the Plan’s assets at fair value, a summary of which is as follows:

Mutual funds are valued at the Net Asset Value of shares held by the Plan at year end.

The collective trust fund is valued at the unit value, which approximates fair value, as reported by the trustee of the collective trust fund on each valuation date. The fund does not, to the best of our knowledge, have any unfunded commitments.  It has daily liquidity with trades settling between one and three days and is fully benefit responsive to participant transactions at the measurement date.

The Protective Life Corporation common stock is valued based on the closing price of the common stock as quoted on the NASDAQ Global Select Market.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

2012	Level 1	Level 2	Level 3	Total

Mutual funds
Index funds	$25,721,126	$—	$—	$25,721,126
Bond funds	10,851,191	—	—	10,851,191
Growth funds	49,174,721	—	—	49,174,721
Balanced funds	14,765,193	—	—	14,765,193
International funds	12,824,445	—	—	12,824,445
Employer common stock	49,272,779	—	—	49,272,779
Collective trust fund
Income/Bond fund	—	24,679,252	—	24,679,252
Total assets at fair value	$162,609,455	$24,679,252	$—	$187,288,707

For the year ended December 31, 2012, there were no transfers between levels.

2011	Level 1	Level 2	Level 3	Total

Mutual funds
Index funds	$22,091,562	$—	$—	$22,091,562
Bond funds	9,356,417	—	—	9,356,417
Growth funds	42,178,286	—	—	42,178,286
Balanced funds	10,381,533			10,381,533
International funds	9,830,667			9,830,667
Employer common stock	43,572,119	—	—	43,572,119
Collective trust fund
Income/Bond fund	—	24,310,574	—	24,310,574
Total assets at fair value	$137,410,584	$24,310,574	$—	$161,721,158

For the year ended December 31, 2011, there were no transfers between levels.

The following table summarizes the Plan investments measured at fair value based on net asset value (“NAV”) per share as of December 31, 2012 and 2011, respectively.

Name	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
As of December 31, 2012:
Fidelity Managed Income Portfolio II Class 1	$24,679,252	Not Applicable	Daily	None

As of December 31, 2011:
Fidelity Managed Income Portfolio II Class 1	$24,310,574	Not Applicable	Daily	None

9.  RELATED PARTY TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. The Plan invests in shares of mutual funds or a collective trust fund managed by an affiliate of the Trustee. The Plan invests in common stock of the Company and issues loans to participants, which are collateralized by the balances in the participants’ accounts. During the year ended December 31, 2012, the Plan purchased 273,385 units of Protective Life Corporation Common Stock for $9,784,377 and disposed of 479,351 units for

$13,109,052.  A quarterly dividend of $0.16 per share was declared and paid by the Company during the first quarter of 2012 and quarterly dividends of $0.18 per share were declared and paid by the Company on various dates throughout the remainder of the year. The Plan received $1,250,317 in dividend payments related to the common stock of the Company for the year ended December 31, 2012. These transactions qualify as party-in-interest transactions.

Fidelity Management Trust Company is the Trustee of all the assets of the Plan and is considered to be a party-in-interest with respect to the Plan.  Fees incurred by the Plan to the Trustee amounted to $180,896 for the year ended December 31, 2012.

10.  SUBSEQUENT EVENTS

Effective February 21, 2013, the DFA Emerging Markets Portfolio Institutional Class Fund was added as a new investment option under the Plan, replacing the Legg Mason Batterymarch Emerging Markets Fund.  This change was made to enhance the flexibility of the Plan’s investment option within the foreign equities investment class.

Management has evaluated the effects of events subsequent to December 31, 2012.  All accounting and disclosure requirements related to subsequent events are appropriately included in the financial statements.

SUPPLEMENTAL SCHEDULE

PROTECTIVE LIFE CORPORATION 401(k) and STOCK OWNERSHIP PLAN

EIN 95-2492236 Plan 003

SUPPLEMENTAL SCHEDULE I

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

a.	b. Identity of Issue Borrower, Lessor, or Similar Party	c. Description of Investments		d. Cost	e. Current Value
*	Protective Life Corporation	Common Stock	1,723,237 shares	A	$49,272,779
	Columbia Mid Cap Index Fund	Mutual Fund	952,025 shares	A	11,233,894
	Dodge & Cox International Stock Fund	Mutual Fund	337,704 shares	A	11,698,068
	Dodge & Cox Stock Fund	Mutual Fund	151,246 shares	A	18,436,885
	Legg Mason Batterymarch Emerging Markets Fund	Mutual Fund	53,106 shares	A	1,126,377
	Neuberger Berman Genesis Trust	Mutual Fund	308,775 shares	A	15,648,724
	PIMCO Real Return Fund	Mutual Fund	359,328 shares	A	4,408,954
	Spartan 500 Index Fund	Mutual Fund	286,943 shares	A	14,487,232
	T. Rowe Price Growth Stock Fund	Mutual Fund	399,393 shares	A	15,089,112
	T. Rowe Price Retirement 2015 Fund	Mutual Fund	253,376 shares	A	3,263,493
	T. Rowe Price Retirement 2025 Fund	Mutual Fund	410,976 shares	A	5,392,003
	T. Rowe Price Retirement 2035 Fund	Mutual Fund	244,247 shares	A	3,267,995
	T. Rowe Price Retirement 2045 Fund	Mutual Fund	223,582 shares	A	2,841,702
	Vanguard Total Bond Market Index Fund	Mutual Fund	580,905 shares	A	6,442,237
*	Fidelity Managed Income Portfolio II Class 1	Collective Trust Fund	24,010,487 shares	A	24,679,252
*	Notes receivable from participants	Loans, maturity dates ranging from 2013 to 2027 and interest rates ranging from 4.25% to 10.50%		A	5,456,741
					$192,745,448

*	Party-in-interest
A.	Cost of participant-directed investments is not required

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROTECTIVE LIFE CORPORATION
401(k) AND STOCK OWNERSHIP PLAN

		BY:	PROTECTIVE LIFE CORPORATION
RETIREMENT COMMITTEE
(Plan Administrator)

		By:	/s/ Steven G. Walker
Steven G. Walker

Date:	June 25, 2013